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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

(Mark One)
    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR
    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_____________to_____________
Commission file number: 001-35591

BGC GROUP, INC. DEFERRAL PLAN FOR EMPLOYEES OF
BGC GROUP, INC., CANTOR FITZGERALD, L.P. AND THEIR AFFILIATES
(Full title of the plan)
BGC GROUP, INC.
499 Park Avenue
New York, New York 10022
(Name of issuer of the securities held
pursuant to the plan and the address of
its principal executive office)

BGC GROUP, INC. DEFERRAL PLAN FOR EMPLOYEES OF BGC GROUP, INC.,
CANTOR FITZGERALD, L.P. AND THEIR AFFILIATES FORM 11-K

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants,
The BGC Group, Inc. Deferral Plan Committee of the BGC
Group, Inc. Deferral Plan for Employees of BGC Group, Inc.,
Cantor Fitzgerald, L.P. and Their Affiliates, and
The Board of Directors of BGC Group, Inc.

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the BGC Group, Inc. Deferral Plan for Employees of BGC Group, Inc., Cantor Fitzgerald, L.P. and Their Affiliates (the Plan) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2024 and 2023, and the changes in its net assets available for benefits for the year ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2024 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP We have served as the Plan’s auditor since 2008.
New York, New York June 27, 2025

BGC Group, Inc. Deferral Plan for Employees of BGC Group, Inc., Cantor
Fitzgerald, L.P. and Their Affiliates
Statements of Net Assets Available for Benefits

	December 31,
	2024	2023
ASSETS:
Cash and cash equivalents	$477,234	$371,376
Participant-directed investments at fair value	435,396,146	376,589,532
Participant contribution receivables	793,235	724,756
Employer contribution receivables	1,705,712	1,270,505
Notes receivable from participants	3,555,325	3,221,987
Total assets	441,927,652	382,178,156
LIABILITIES:
Other liabilities	19,728	18,109
Total liabilities	19,728	18,109
NET ASSETS AVAILABLE FOR BENEFITS	$441,907,924	$382,160,047

The accompanying notes are an integral part of these financial statements.

BGC Group, Inc. Deferral Plan for Employees of BGC Group, Inc., Cantor
Fitzgerald, L.P. and Their Affiliates
Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2024
ADDITIONS:
Contributions:
Participant contributions	$31,235,893
Rollover contributions	3,370,215
Employer contributions	1,705,712
Total contributions	36,311,820
Investment income:
Net appreciation in fair value of investments	46,264,173
Interest and dividends	11,443,686
Net investment gain	57,707,859
Other income:
Interest on notes receivable from participants	200,092
Total additions	94,219,771
DEDUCTIONS:
Distributions to participants	36,536,257
Administrative expenses	689,898
Total deductions	37,226,155
NET INCREASE IN ASSETS BEFORE TRANSFERS	56,993,616
Net asset transfers in	2,754,261
NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	59,747,877
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	382,160,047
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$441,907,924

The accompanying notes are an integral part of these financial statements.

BGC Group, Inc. Deferral Plan for Employees of BGC Group, Inc.,
Cantor Fitzgerald, L.P. and Their Affiliates
Notes to Financial Statements

1.    Description of Plan
The following description of the BGC Group, Inc. Deferral Plan for Employees of BGC Group, Inc., Cantor Fitzgerald, L.P. and Their Affiliates, formerly known as the BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates (the “Plan”) provides general information concerning the Plan. Participants should refer to the Plan document and the Plan’s summary plan description for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is co-sponsored by Cantor Fitzgerald, L.P. (“CFLP”) and BGC Group, Inc. (“BGC Group”). CFLP and BGC Group, as well as their participating domestic affiliates, are collectively referred to as the “Company.”

On November 15, 2022, BGC Partners, along with certain other entities, entered into a corporate conversion agreement, which was amended as of March 29, 2023, in order to reorganize and simplify the organizational structure of the BGC entities by converting BGC Partners from an Umbrella Partnership/C-Corporation (or “Up-C structure”) to a “Full C-Corporation” through a series of mergers and related transactions (collectively, the “Corporate Conversion”). On April 6, 2023, BGC Group, Inc. (“BGC Group”) filed a Registration Statement on Form S-4 with the SEC in connection with the Corporate Conversion. The shares of BGC Group Class A common stock are traded on the Nasdaq Global Select Market under the new ticker “BGC.”

Pursuant to the Corporate Conversion, each share of BGC Partners Class A common stock outstanding, including each share held by the Plan in the form of the BGC Partners Stock Portfolio investment option, at the effective time of the Corporate Conversion was converted into one share of Class A common stock of BGC Group. Following the Corporate Conversion, the BGC Partners Stock Portfolio investment option was renamed the “BGC Group, Inc. Stock Portfolio.” In addition, in connection with the closing of the Corporate Conversion, BGC Group assumed co-sponsorship of the Plan, as amended and restated, with CFLP, and the Plan was renamed the BGC Group, Inc. Deferral Plan for Employees of BGC Group, Inc., Cantor Fitzgerald, L.P. and Their Affiliates.
The trustee for the Plan is AdvisorTrust, LLC (“AdvisorTrust”). AdvisorTrust uses Matrix Trust Company (“Matrix Trust”) to provide custody of assets, trading, income collection, contribution deposit processing and paying agent services. The trustee is legally responsible for maintaining the assets of the Plan, making distribution payments as directed by the Company and generally performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the trust agreement pertaining to the Plan. Professional Capital Services, LLC (“PCS”) is the Plan’s recordkeeper.
Committees — The BGC Group, Inc. Deferral Plan Committee (the “Committee”) is the administrator of the Plan and is comprised of nine members who are all employees of the Company.
The Committee has the authority, in its sole discretion, to interpret the Plan, to develop rules and regulations, to carry out the provisions of the Plan, to make factual determinations, and to resolve questions relating to eligibility for and the amount of benefits.
The Committee also has the authority to make and deal with any investment in any manner consistent with the Plan that it deems advisable. The Committee is assisted by independent, registered investment advisors. On January 26, 2021, the Committee appointed Brinker Capital, Inc. (“Brinker”) and AdvisorTrust as investment managers for the Plan. Brinker was delegated the authority to manage the overall investment process and supervision of the Plan’s investments, except for the BGC Group, Inc. Stock Portfolio. AdvisorTrust was delegated the authority to manage the BGC Group, Inc. Stock Portfolio. Brinker acts as an investment fiduciary and investment manager in accordance with ERISA Section 3(38). Representatives of Brinker, AdvisorTrust and PCS attend the quarterly Committee meetings.
Eligibility — All employees of the Company are eligible to participate in the Plan upon hire and upon reaching the age of 21, except for temporary or casual employees unless they have completed 1,000 hours within 12 months, individuals classified by the Company as independent contractors, leased employees, employees covered under a collective bargaining agreement and non-resident aliens who receive no earned income from U.S. sources. Eligibility begins the first day of the following month after these requirements are met.
Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its sponsorship of the Plan and to terminate the Plan at any time subject to the provisions of ERISA, provided that no such termination, modification, alteration or amendment shall permit any of the funds established pursuant to the Plan to be used for any purpose other than the exclusive benefit of the participating employees. The right to modify, alter or amend includes the right to change the percentage of the Company’s contributions. In the event the Plan is terminated, employees will become 100% vested in their accounts.

Participant and Company Contributions — Each eligible employee will automatically be enrolled in the plan to make a 6% pre-tax contribution to the plan unless and until the eligible employee elects otherwise. Eligible employees may elect to contribute from 1% to 80% of their compensation to the Plan in the form of pre-tax contributions, Roth contributions, and/or after-tax contributions. The combined amount of a participant’s pre-tax and Roth contributions may not exceed a statutory limit ($23,000 for 2024 and $22,500 for 2023, subject to adjustment in future years for cost-of-living increases in accordance with the Internal Revenue Code (“IRC” or the “Code”)). The Plan permits rollover contributions, and permits participants age 50 and over to make catch-up contributions of up to $7,500 for both 2024 and 2023. In addition, there are other limitations set forth in the IRC, which the Plan must satisfy. Contributions exceeding the limit will be refunded to the participants. There were $19,728 of contributions in excess of IRC limitations related to the 2024 plan year, which were refunded to the participants in 2025. There were $18,109 of contributions in excess of IRC limitations related to the 2023 plan year, which were refunded to the participants in 2024. Excess contributions are recorded as a liability within the Statements of Net Assets Available for Benefits, and as a reduction of participant-directed contributions.
Effective January 1, 2021, the Company began matching contributions, in cash, (“Match Contributions Account”) to be allocated to eligible Plan participants (“Match Eligible Participant”) who participate in the Plan and are actively making contributions, including Roth contributions. Matching contributions by the Company are paid in the first quarter following the plan year and are included in the Employer contribution receivables on the Statement of Net Assets Available for Benefits.
The 2021 Plan year was the first Plan year that any eligible participant could be a Match Eligible Participant. A “Match Eligible Participant” is a participant who meets the following requirements: (a) the participant is an employee of the Company employed in a shared service or technology role, or an employee of Cantor Fitzgerald & Co. employed in a non-revenue generating support or executive support role; (b) the participant does not have compensation (without regard to the Code Section 401(a)(17)(B) limit) in excess of $500,000 during the Plan year; and (c) the participant is employed by the Company on December 31 of the Plan year, has not previously either provided to or received from an employer notice of termination of employment. In the first year, and every year thereafter, a participant is a Match Eligible Participant, he or she is eligible to receive a 20% fully vested matching contribution, and an additional 20% each year, up to 3% of his or her cash compensation up to $150,000, per year, receiving 100% by the fifth year. The matching contribution is based on the percentage of compensation contributed by each Match Eligible Participant. Each Match Eligible Participant’s matching contribution is invested the same way as the participant’s investment elections. If a participant does not elect an investment option, all contributions are invested in the Brinker ETF Strategy based on the participant’s age.
Investment Options — Participants direct the investment of their contributions into the various investment options offered by the Plan. As of December 31, 2024, investment options include various mutual funds, Exchange Traded Funds (“ETFs”), a demand deposit account, a common collective trust, and the BGC Group, Inc. Stock Portfolio (the “BGC Group Stock Portfolio”) (elections to invest in the BGC Group Stock Portfolio are available to BGC Group employees only, and are subject to BGC Group’ employee trading policies).
The BGC Group Stock Portfolio is primarily composed of the BGC Group, Inc. Class A common stock and cash. The cash component represents approximately 3% of the total fund and provides the fund liquidity for participant redemptions. Participants purchase units of participation in the BGC Group Stock Portfolio based on their contributions to such fund along with income that the fund may earn, less distributions made to the Plan’s participants. The BGC Group Stock Portfolio is considered a Level 1 investment within the fair value hierarchy. The Plan does not limit the amount a participant can invest in the BGC Group Stock Portfolio.
Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Plan’s Trustee prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. Participants have the same voting rights in the event of a tender offer.
On the first day of the month following their hire dates, eligible employees have the right to participate in the Plan. One month after the date of eligibility, employees who have neither submitted elections to participate, nor declined to participate in the Plan are auto-enrolled in the Plan by the Company at a rate of 6% of compensation. These deferrals are invested in the Brinker ETF Strategy based on the participant’s age.
Vesting — Substantially all participants are immediately and fully vested in their elective deferrals, qualified non-elective contributions, rollover contributions, matching contributions paid to Match Contributions Accounts and investment earnings (losses) thereon.
Forfeitures — Certain contributions are subject to forfeiture. For the participants who joined the Plan with legacy matching contributions, as described in “Vesting” above, if their employment terminated before the employer contribution fully vested, the unvested portion of his or her account is forfeited as soon as they request a distribution from the Plan. In addition, if a required minimum distribution payment is returned to the Plan and the Employer or Committee has made reasonable efforts to locate the participant, spouse or beneficiary, and the participant, spouse or beneficiary has not been located, after six months the benefits of the participant may be forfeited. Forfeitures are available to pay administrative expenses. As of both December 31, 2024 and 2023, forfeited accounts totaled $0.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, any matching contributions and Plan earnings, and charged with withdrawals and allocable Plan losses and expenses (other than expenses paid by the Company). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Distributions — Payment of benefits begins as soon as practicable following termination of employment. If a participant’s account balance is more than $7,000, no distribution will be made prior to normal retirement age (later of age 59 1/2 or completion of five years of service) without the participant’s written consent. Participants may elect to defer receipt until April 1 following the later of the calendar year in which the participant attains age 73 or the calendar year in which the participant terminates employment with the Company.
In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (“IRS”) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.
Participant Contribution Receivables — The contribution receivables for participant contributions are the amounts deferred from payroll and not yet deposited with the trustee.
Notes Receivable From Participants — The minimum amount available to participants as a loan under the Plan is $500, and the maximum amount available will be the lesser of (i) $50,000 (reduced by a participant’s highest outstanding loan balance during the preceding 12 months), or (ii) 50% of the value of the vested portion of a participant’s account. Interest on the outstanding loans will be a commercially reasonable rate and the loans will have to be repaid within five years, except if the purpose of the loan is the purchase of a primary residence. All loans will become due and payable upon any separation from employment, other than a separation from employment on account of disability. Participant loans were $3,555,325 and $3,221,987 as of December 31, 2024 and 2023, respectively, and are included in Notes receivable from participants in the Statements of Net Assets Available for Benefits.

Net Asset Transfers In — On February 28, 2023, Trident Brokerage Service LLC was acquired by the Company. On February 1, 2024, all assets of the Trident 401(k) Profit Sharing Plan were liquidated and transferred into the Company’s Plan with a total fair market value of $2,754,261 as of the date of transfer, and is included within the Net asset transfers in, in the Statement of Changes in Net Assets Available for Benefits.

2.    Summary of Significant Accounting Policies
Basis of Accounting — The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Benefit Payments to Participants and Beneficiaries — Benefits are recorded when disbursed.
Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes thereof. Actual results could differ from the estimates and assumptions used. Estimates that are particularly susceptible to change include assumptions used in determining the fair value of investments.
Investment Valuation and Income Recognition — All of the Plan’s investments are stated at fair value. See Note 5—“Fair Value Measurements” for more information. Shares of registered investment companies are valued at quoted market prices, which represent the asset value of shares held by the Plan at year end. The BGC Group Stock Portfolio is composed primarily of the BGC Group, Inc. Class A common stock which is valued at its quoted market price at the end of the year (see Note 1— “Description of Plan” for more information). The Plan holds an investment in the AdvisorTrust FDIC Insured Demand Deposit Account (“AdvisorTrust FDIC Insured DDA”), a demand deposit account. Cash deposits in the demand deposit account are eligible for FDIC insurance up to the applicable limit of $250,000 per depositor. Interest payments for the demand deposit account are calculated using the average daily balance and credited to the demand deposit account on the first business day of the following month. The Plan also holds an investment in the Morley Stable Value Fund (“MSVF”), a common collective trust. The common collective trust fund is valued at net asset value (“NAV”) as determined by using estimated fair value. NAV is used as a practical expedient for fair value and is provided by the investment manager. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Dividends and interest received by the Plan are reinvested into the respective funds.
Notes Receivable From Participants — The Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest, and are included in the Statements of Net Assets Available for Benefits. Interest income on notes receivable from participants is recorded when it is earned, and is included in Other income in the Statement of Changes in Net Assets Available for Benefits. Related fees are recorded as administrative expenses and are recorded when they are incurred.

Excess Contributions Payable — Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. See “Participant and Company Contributions” in Note 1—“Description of Plan” for more information.
Management Fees and Operating Expenses — Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from investments on a daily basis and are not reflected separately. Management fees and operating expenses for the privately managed funds are accrued on a daily basis and are reflected in the daily unitized price and are paid on a quarterly basis. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Fees charged by the Plan recordkeeper, the trustee and the investment advisor are included in Administrative expenses in the Statement of Changes in Net Assets Available for Benefits.
Cash and Cash Equivalents — Cash and cash equivalents include cash and short-term interest-bearing investments with original maturities of three months or less. Such amounts, which are recorded at cost plus accrued interest, generally represent participant contributions that are held in money market accounts pending investment in participant-directed investments. Of the cash and cash equivalents balance held as of December 31, 2024 and 2023 approximately $146,536 and $168,206, respectively, was subsequently invested in participant-directed investments and used to fund benefit payments. The remaining cash resides in the BGC Group Stock Portfolio for liquidity purposes. See Note 3—“Exempt Party-In-Interest Transactions” for more information.

3.    Related Parties and Exempt Party-In-Interest Transactions
Certain officers and employees of the Company, who are participants in the Plan, perform administrative services related to the operation, recordkeeping and financial reporting of the Plan. The Company, at its discretion, pays these and other administrative expenses on behalf of the Plan, however, if the Company decided to discontinue paying these expenses, the Plan would be responsible and incur these as additional administrative expenses.
AdvisorTrust is the trustee of the Plan, while Matrix Trust is the sub-custodian of the Plan’s assets. All funds are held at Matrix Trust. Matrix Trust manages the BGC Group Stock Portfolio, and the BGC Group Stock Portfolio Money Market Deposit Account. All other funds are managed by the respective fund companies via a portfolio manager. AdvisorTrust oversees the holdings and is responsible for reporting and all other custodial duties.
The BGC Group Stock Portfolio was valued at $9,948,033 and $8,740,219 as of December 31, 2024 and 2023, respectively. The net assets of the Plan invested in Matrix Trust money market deposit accounts was $146,536 and $168,206 as of December 31, 2024 and 2023, respectively. The net assets of the Plan invested in the AdvisorTrust FDIC Insured DDA money market deposit account was $10,101,242 and $14,430,518 as of December 31, 2024 and 2023, respectively.
Although these transactions qualify as party-in-interest transactions, they are specifically exempt in accordance with certain U.S. Department of Labor (“DOL”) Prohibited Transaction Class Exemptions under ERISA.

4.    Income Tax Status of Plan
The Plan has received a determination letter from the IRS dated March 20, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. The Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there were no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
5.    Fair Value Measurements
U.S. GAAP defines fair value as the price received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and further expands disclosures about such fair value measurements.
The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:
•    Level 1 measurements—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•    Level 2 measurements—Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.
•    Level 3 measurements—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Investments that were measured at NAV as a practical expedient are not classified in the fair value hierarchy.
The following table sets forth by level within the fair value hierarchy the fair value of the Plan’s investments as of December 31, 2024.

	Investments at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Mutual funds	$306,061,063	$—	$—	$306,061,063
Exchange traded funds	104,295,387	—	—	104,295,387
Demand deposit account[1]	10,101,242	—	—	10,101,242
BGC Group Stock Portfolio (excludes cash component)	9,617,335	—	—	9,617,335
Total assets in the fair value hierarchy	$430,075,027	$—	$—	430,075,027
Investments measured at net asset value as a practical expedient:
Common collective trust[2]				5,321,119
Total investments at fair value				$435,396,146

1    Valued at outstanding balance plus accrued interest, which approximates fair value.
2    Valued at the net asset value. NAV is used as a practical expedient for fair value and is provided by the investment manager.

The following table sets forth by level within the fair value hierarchy the fair value of the Plan’s investments as of December 31, 2023.

	Investments at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Mutual funds	$255,413,072	$—	$—	$255,413,072
Exchange traded funds	92,016,666	—	—	92,016,666
Demand deposit account[1]	14,430,518	—	—	14,430,518
BGC Group Stock Portfolio (excludes cash component)	8,537,049	—	—	8,537,049
Total assets in the fair value hierarchy	$370,397,305	$—	$—	370,397,305
Investments measured at net asset value as a practical expedient:
Common collective trust[2]				6,192,227
Total investments at fair value				$376,589,532

1 Valued at outstanding balance plus accrued interest, which approximate fair value.
2 Valued at the net asset value. NAV is used as a practical expedient for fair value and is provided by the investment manager.
There have been no significant changes in the valuation techniques during the year ended December 31, 2024.
Where quoted market prices are available in an active market, investments are classified within Level 1 of the valuation hierarchy. Level 1 investments include common stock, ETFs and mutual funds. ETFs and mutual funds are valued at the daily closing price as reported by the fund. They are open-ended and registered with the SEC and deemed to be actively traded. Investments in the BGC Group common stock fund are valued at the closing price reported on NASDAQ.
The Plan holds an investment in the MSVF, a common collective trust. The MSVF seeks to be low risk and provide preservation of capital, relatively consistent returns, and liquidity for benefit-responsive participant payments. The MSVF generally invests in a variety of high quality stable value investment contracts, wrap contracts, and cash and cash equivalents. The common collective trust fund is valued using NAV as a practical expedient for fair value and is provided by the investment manager. There are no redemption restrictions on Plan participants daily transactions with the MSVF.

6.    Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that the risk factors could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and changes therein.

7.    Subsequent Events

On April 1, 2025, BGC Group, Inc. closed the acquisition of OTC Global Holdings, LP, a global energy, commodities and shipping brokerage company. Eligible employees from OTC Global Holdings, LP, were enrolled into the Plan.

SUPPLEMENTAL SCHEDULE
BGC Group, Inc. Deferral Plan for Employees of BGC Group, Inc., Cantor Fitzgerald, L.P. and Their Affiliates
Plan Number 001
Employer Identification Number (EIN) 13-3680189
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)
As of December 31, 2024

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost**	Current Value
	Cash and Cash Equivalents
	First American Government Obligations Fund Z	Cash Equivalent	—	$330,698
*	Matrix Trust Cash Account	Cash Equivalent	—	146,536
				477,234

	Participant-Directed Investments
*	AdvisorTrust FDIC Insured DDA	Cash Equivalent	—	10,101,242
	Allspring Special Mid Cap Value Fund Class Inst	Registered Investment Co.	—	4,864,405
	American Funds The Growth Fund of America Class R-6	Registered Investment Co.	—	17,926,693
	American Funds The Income Fund of America Class R-6	Registered Investment Co.	—	6,374,042
	Baron Emerging Markets Fund Institutional Class	Registered Investment Co.	—	2,720,778
	BNY Mellon Natural Resources Fund Class 1	Registered Investment Co.	—	1,004,938
	Brandywine Global High Yield Fund Class 1	Registered Investment Co.	—	2,520,784
*	BGC Group Stock Portfolio	Unitized Portfolio Account	—	9,617,335
	Causeway International Small Cap	Registered Investment Co.	—	4,242,874
	ClearBridge International Growth IS	Registered Investment Co.	—	9,398,441
	Columbia Select Large Cap Growth Fund Class A	Registered Investment Co.	—	9,239,724
	Dodge & Cox Stock Fund	Registered Investment Co.	—	24,334,931
	Doubleline Low Duration Emerging Markets Fixed Income	Registered Investment Co.	—	1,849,605
	Doubleline Total Return Bond Fund Class I	Registered Investment Co.	—	17,043,612
	Driehaus Event Driven Fund	Registered Investment Co.	—	2,119,001
	Direhaus Small Cap Growth Institutional	Registered Investment Co.	—	5,860,706
	Fidelity Capital & Income Fund	Registered Investment Co.	—	5,949,964
	Fidelity Contrafund	Registered Investment Co.	—	26,437,301
	Fidelity Low-Priced Stock Fund	Registered Investment Co.	—	5,095,538
	First Eagle Overseas Fund Class R6	Registered Investment Co.	—	2,798,832
	iShares Core 1-5 Year USD Bond ETF	Registered Investment Co.	—	2,231,723
	iShares Core Dividend Growth ETF	Registered Investment Co.	—	1,498,940
	Shares Core High Dividend ETF	Registered Investment Co.	—	1,102,941
	iShares Core MSCI Emerging Markets ETF	Registered Investment Co.	—	6
	iShares Core MSCI Total Institutional Stock ETF	Registered Investment Co.	—	21,049,552
	iShares Core US Aggregate Bond ETF	Registered Investment Co.	—	12,756,828
	iShares Core US REIT ETF	Registered Investment Co.	—	3,191,173
	iShares North American Natural Resources ETF	Registered Investment Co.	—	4,448,579
	iShares Russell 2000 ETF	Registered Investment Co.	—	2,071,098
	JPMorgan Equity Premium Income ETF	Registered Investment Co.	—	1,478,159
	JPMorgan Strategic Income Opportunities Fund R5	Registered Investment Co.	—	1,794,297
	MFS Value Fund Class R6	Registered Investment Co.	—	2,270,244
	Morley Stable Value Fund	Common Collective Trust	—	5,321,119
	Nuveen Real Estate Income Fund Class I	Registered Investment Co.	—	2,476,100
	Palm Valley Capital Fund Investor Class	Registered Investment Co.	—	1,808,704
	Riverpark Strategic Income Fund Institutional Class	Registered Investment Co.	—	1,912,034
	T. Rowe Price International Stock Fund I	Registered Investment Co.	—	2,878,459
	Touchstone Small Cap Value Institutional	Registered Investment Co.	—	5,633,904
	Undiscovered Managers Behavioral Value Fund Class R-6	Registered Investment Co.	—	2,388,066

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost**	Current Value
	Vanguard Health Care Fund Admiral Shares	Registered Investment Co.	—	10,712,811
	Vanguard Institutional Index Fund Institutional Shares	Registered Investment Co.	—	51,592,368
	Vanguard Mega Cap ETF	Registered Investment Co.	—	8,092,036
	Vanguard Mid-Cap Index Fund Admiral Shares	Registered Investment Co.	—	18,253,902
	Vanguard Short-Term Treasury Admiral Shares	Registered Investment Co.	—	6,854,100
	Vanguard Small-Cap Index Fund Admiral Shares	Registered Investment Co.	—	15,642,756
	Vanguard Total Bond Market Index Fund Admiral Shares	Registered Investment Co.	—	3,799,387
	Vanguard Total Stock Market ETF	Registered Investment Co.	—	46,374,354
	Vanguard Total Stock Market Index Fund Admiral Shares	Registered Investment Co.	—	28,254,457
	Wasatch International Opportunities Institutional	Registered Investment Co.	—	7,303
				435,396,146

*	Participant Loans	Participants’ Loans (1)		3,555,325
				$439,428,705
*    Party-in-interest as defined by ERISA.
**    Cost information is not required for participant-directed investments and is therefore not included.
(1)    Maturing 2025 to 2054 at interest rates of 3.25% to 10.50%.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the BGC Group, Inc. Deferral Plan for Employees of BGC Group, Inc., Cantor Fitzgerald, L.P. and Their Affiliates has duly caused this annual report for the fiscal year ended December 31, 2024 to be signed on its behalf by the undersigned hereunto duly authorized.

BGC GROUP, INC. DEFERRAL PLAN FOR EMPLOYEES OF BGC GROUP, INC., CANTOR FITZGERALD, L.P. AND THEIR AFFILIATES

By:	/s/ Jason W. Hauf
Name:	Jason W. Hauf
BGC Group, Inc.
Title:	Chief Financial Officer
on behalf of the BGC Group, Inc. Deferral Plan Committee, the Plan Administrator

Date: June 27, 2025

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm